

March 6, 2007

Via Facsimile 973-781-0876 and U.S. Mail

Lawrence Seidman
100 Misty Lane
Parsippany, NJ 07054

Re: **Center Bancorp, Inc.**
PREC14A filed on February 17, 2007 by the Committee to
Preserve Shareholder Value
SEC File No. 0-11486

Dear Mr. Seidman:

The staff in the Office of Mergers and Acquisitions has conducted a limited review of the filing listed above. Please understand that the purpose of our review process is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review.

All defined terms used in this letter have the same meaning as in the proxy statement, unless otherwise indicated. Feel free to contact me at the phone number listed at the end of this letter with any questions about these comments or your filings generally.

PREC14A filed February 17, 2007

General

1.   Please fill in the blanks throughout the proxy statement. If you are referring to disclosure that appears in the Company's proxy statement to satisfy the disclosure obligations under Schedule 14A, you must specifically so state. See Rule 14a-5(c).

2.   The proxy statement should describe any past contacts or interactions between the Committee members and their affiliates and the Company. For example, the disclosure on the first page of the proxy statement indicates that Mr. Seidman requested that the Board be expanded by one member, and that he be placed on the Board. As to this and any other contacts between members of the Committee

and the Company, please expand your disclosure to provide the background leading up to such contact, the form of the communication, when it took place and the parties involved. Of course, you should also provide appropriate disclosure about any events or actions that resulted from the contact.

3. Disclose whether the Committee members or their affiliates may engage in any transaction with the Company if you are successful in this solicitation. In addition, discuss whether the Committee members may have an interest in a business combination transaction apart from their interest as shareholders. For example, would they earn a commission or other "finder's fee" for identifying a business combination partner for the Company? Please discuss.

4. If the Committee members have approached any potential acquirors or acquirees of the Company, this fact should be disclosed. Please revise or advise.

5. Throughout the proxy statement, you cite figures from the Company's historical results and other data, including figures relating to sales of other bank holding companies. For each such statement, please provide supplemental support to the staff. For example, tell us in which periodic report or other document the figures appear (please be as specific as possible, including page cites or section headings, etc).

6. You enumerate several actions your Nominees will take if elected. These include attempting to persuade the Company to accelerate its share repurchase program and retaining an investment banker to evaluate its options for maximizing shareholder value. Since your Nominees will represent a minority of the Board members even if elected, prominently note that in each place where you discuss their plans and caveat the discussion of your Nominees' intentions by stating that they will not have the ability to independently direct the future of the Company.

7. Refer to our last comment above. Explain which contemplated actions may also require the approval of shareholders. In this regard, we note that your Nominees intend to amend the Company's By-Laws to de-classify the Board. Would this require shareholder approval? If so, please disclose.

Cover Page

8. On this page, state the total number of members currently serving on the Company's Board.

9. Toward the bottom of the cover page, you note that because this is a contested election for directors, "there should not be any broker non-votes." Please clarify whether you mean that broker non-votes can occur, but that shareholders should avoid them by exercising their right to vote by instructing their brokers as to their

intentions. Or are you stating that the broker cannot return an unvoted proxy card in the case of an election contest? Please clarify for shareholders.

The Committee's Goal: Our Goal is to Maximize the Value of the Company's Stock for all Shareholders, page 3

10.   You state your belief that the Company should engage an investment banker to analyze the Company's value and provide "statistical and market data" that will assist the Board in making "an informed financial decision." Explain how you know whether or not the Company has already engaged a financial advisor. If you don't know, state this in the proxy materials.

The Company's Return on Average Assets and Return on Average Equity, page 4

11.   We note your reference to your financial analyses to assess the performance of the Company as compared to peer companies. In order to present your comparative data in a fair and complete manner, this section should be expanded to identify the peer companies to which you compared the Company and how they were selected.

12.   You currently describe only two values derived from your analyses: return on average assets for 2006 and return on average tangible equity for 2006. If other analyses yielded more favorable figures for the Company as compared to the peer group, disclose this to present a balanced picture of your analyses.

13.   Define "return on average assets" and "return on average tangible equity" as those phrases are used in this section. Your expanded disclosure should explain how these measures are calculated and how they differ from one another.

The Board of Directors should be De-Classified, page 5

14.   Explain why you believe the Board should be de-classified. In addition, discuss the effect of such a change. For example, it would presumably make a change in control of the Company easier and faster to accomplish. How would this impact shareholders? Describe this and any other potential impact on the Company and its shareholders.

Therefore a Vote for the Committee Nominees is a Vote to Start the Process to Accelerate the Share Repurchase Program…, page 5

15.   The heading of this subsection is the only place in the proxy statement that you lay out your Nominees priorities in order. That is, the heading makes clear that you will attempt to sell the Company only after you accelerate the share repurchase program, and if your Nominees are unsuccessful in effecting an

accretive acquisition. This should be more prominently disclosed and discussed in an appropriate section of the proxy statement.

16.   Refer to the statement at the top of page 6 about what acquisitions will require the approval of shareholders of the Company. Briefly explain under what circumstances a vote may be required.

Mr. Seidman's Past History with Certain Financial Institutions, page 6

17.   In the third paragraph of this section, note whether or not the price paid in CFSB's Dutch auction represented a premium to the market value of the shares at that time, and if so, by how much.

18.   Where you state in this section that you filed a Schedule 13D and then certain actions occurred, clarify why you believe that your filing caused the relevant companies to effect those actions. For example, in the fourth from the last paragraph on page 6, you note that you filed a Schedule 13D disclosing a plan to maximize shareholder value through an accretive acquisition or sale of FBER, EGLB, IGAF and ANE and then note that all four financial institutions were sold after the respective announcements. Why do you believe your actions caused the sales? How close in time to the filing of your Schedule 13D did such sales occur?

19.   Refer to the second to last paragraph on page 6. We don't understand the relevance of the disclosure here. Who are Mr. Griffith and Mr. Gendell and why is their involvement with KNK relevant to you? Please clarify.

20.   Here and in several other places in the proxy statement, you present data compiled by SNL Financial LC. Disclose whether or not the consent of the author or publication was obtained for the use of such materials. See Rule 14a-12(c)(ii) of Regulation 14A. In addition, please be aware that it is your responsibility to ensure that the materials are not used inappropriately and out of context, and are not subject to such qualification that their use in the proxy statement would be misleading.

21.   Refer to our last comment above. We note your disclaimer in the third paragraph on page 7 that you have not independently verified the accuracy of the SNL Financial Ratios. Please understand that assume responsibility and liability for material prepared and published by third parties that you include in your proxy statement. Therefore, you must be prepared to support the statements made, not simply the fact that such statements were made by a third party. Please confirm your understanding in your response letter and delete or modify the disclaimer.

Election of Committee Nominees, page 7

22.   With respect to the November 8, 1995 order issued by the OTS against Mr. Seidman, clarify whether or not the three-year period requiring board review of any documentation to be submitted to that Agency has run. It would appear to have run given the 1995 date of the order, but the language you use in describing it causes us to question whether the three-year period would begin from the date that Mr. Seidman becomes an "institution-affiliated party of any insured depositary institution." If the latter, discuss the consequences if the Company is such an institution.

23.   Include a statement like the one included on the proxy card to the effect that their can be no guarantee that the Company's nominees will agree to serve with your Nominees, if they are elected.

Solicitation; Expenses, page 8

24.   Your disclosure here states that you may solicit proxies by "advertisement." Clarify in your response letter what kind of advertisement you may use, including where the ads may appear, and how you will comply with your obligation to deliver a proxy statement. We may have additional comments after reviewing your response.

25.   Disclose on page 9 that a shareholder may also revoke a proxy granted to you by delivering a later-dated proxy to the Company.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed voting decision. Since the filing persons are in possession of all facts relating to the relevant disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each participant in this solicitation acknowledging that:

  ▪   such participant is responsible for the adequacy and accuracy of the disclosure in the filing;

  ▪   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- ▪ such participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

* * * *

Please amend your filings in response to these comments. You may wish to provide us with black-lined copies of the revised consent solicitation statement to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Please file such letter on EDGAR. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amended filings and responses to our comments. If you have any questions, please do not hesitate to contact me at (202) 551-3263.

Sincerely,

Christina Chalk
Special Counsel
Office of Mergers and Acquisitions